                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     ------


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 1998

                         COMMISSION FILE NUMBER: 1-1927


                                     ------


                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                            (FULL TITLE OF THE PLAN)



                                     ------



                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees for the fiscal year ended December 30, 1998, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

         EXHIBIT 4. FIRST AMENDMENT TO THE PLAN. First Amendment to The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (May 9, 1997 Restatement), dated December 22, 1998.

         EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTANTS. Consent of PricewaterhouseCoopers LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65183 on Form S-8.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                             THE GOODYEAR TIRE & RUBBER COMPANY,
                                    PLAN ADMINISTRATOR OF THE GOODYEAR TIRE &
                                    RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR
                                    BARGAINING UNIT EMPLOYEES


Dated:  June 28, 1999                      By: /s/ Robert W. Tieken
                                              ----------------------------------
                                              Robert W. Tieken, Executive Vice
                                              President

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 30, 1998

PRICEWATERHOUSECOOPER [LOGO]


THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND
DECEMBER 31, 1997

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================


                                                                     PAGE
                                                                     ----

Report of Independent Accountants                                      2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits, with
   Fund Information at December 30, 1998 and December 31, 1997
                                                                      3-4

   Statement of Changes in Net Assets Available for Plan
   Benefits, with Fund Information for the Plan Years Ended
   December 30, 1998 and December 31, 1997
                                                                      3-4

   Notes to Financial Statements                                     5-16



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and Participants of the Employee Savings Plan for Bargaining
Unit Employees (sponsored by The Goodyear
Tire & Rubber Company)

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Bargaining Unit Employees (the "Plan") (sponsored by The Goodyear Tire & Rubber Company) at December 30, 1998 and December 31, 1997, and the changes in net assets available for plan benefits for the Plan years ended December 30, 1998 and December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 18, 1999

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                   December 30, 1998
                                  -------------------------------------------------------------------------------------------------
                                                                                   Fund Information
                                                      -----------------------------------------------------------------------------
                                                                            Conservative          Moderate           Aggressive
                                                          Stable                Asset               Asset               Asset
                                                           Value             Allocation          Allocation          Allocation
                                        Total               Fund                 Fund                Fund                Fund
                                  -----------------   -----------------   -----------------   -----------------   -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $         669,467   $         223,819   $           5,328   $          17,015   $           6,832
                                  =================   =================   =================   =================   =================

(Dollars in Thousands)                                                    December 30, 1998
                                  -------------------------------------------------------------------------------------------------
                                                                          Fund Information
                                  -------------------------------------------------------------------------------------------------
                                       S&P 500              Large               Small           International
                                        Index          Capitalization      Capitalization           Stock              Company
                                    Stock Equity        Stock Equity        Stock Equity           Equity               Stock
                                         Fund                Fund                Fund                Fund                Fund
                                  -----------------   -----------------   -----------------   -----------------   -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $         195,479   $          25,199   $          16,395   $           4,806   $         135,505
                                  =================   =================   =================   =================   =================

(Dollars in Thousands)            December 30, 1998
                                  ------------------
                                  Fund Information
                                  ------------------
                                        Loan
                                         Fund
                                  -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $          39,089
                                  =================

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                     For the Plan Year Ended December 30, 1998
                                     ------------------------------------------------------------------------------------
                                                                            Fund Information
                                                          ---------------------------------------------------------------
                                                                                 Conservative           Moderate
                                                              Stable                Asset                 Asset
                                                               Value              Allocation           Allocation
                                            Total               Fund                  Fund                 Fund
                                     -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                       $          18,575    $            --      $            --      $            --
      Employee                                  55,805               25,870                  673                2,880
                                     -----------------    -----------------    -----------------    -----------------
                                                74,380               25,870                  673                2,880

Investment Income from Plan's
   Interest in Master Trust                     36,984               13,265                  587                2,439

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                    31,256               15,591                  225                  654
   Administrative Expenses                         459                  281                 --                   --
                                     -----------------    -----------------    -----------------    -----------------
                                                31,715               15,872                  225                  654
Transfers:
   Transfers Between Plans                      (1,722)                (281)                  (6)                (122)
   Transfers Between Funds                        --                    484                1,159                 (795)
   Loan Transfers To or From Plan                 --                     76                 --                     15
   Loans to Participants                          --                (10,744)                (171)                (742)
   Loan Repayments:
      Principal                                   --                 10,128                  111                  534
      Interest                                    --                  1,880                   20                   94
                                     -----------------    -----------------    -----------------    -----------------
                                                (1,722)               1,543                1,113               (1,016)

                                     -----------------    -----------------    -----------------    -----------------
Increase(Decrease) in Assets During
   the Plan Year                                77,927               24,806                2,148                3,649

Net Assets at Beginning of Plan Year           591,540              199,013                3,180               13,366
                                     -----------------    -----------------    -----------------    -----------------

Net Assets at End of Plan Year       $         669,467    $         223,819    $           5,328    $          17,015
                                     =================    =================    =================    =================

(Dollars in Thousands)                                   For the Plan Year Ended December 30, 1998
                                     ---------------------------------------------------------------------------------
                                                                      Fund Information
                                     ---------------------------------------------------------------------------------
                                        Aggressive            S&P 500                Large               Small
                                           Asset               Index            Capitalization       Capitalization
                                        Allocation         Stock Equity          Stock Equity         Stock Equity
                                            Fund                Fund                  Fund                Fund
                                     -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                       $            --      $            --      $            --      $            --
      Employee                                   1,297               19,104                2,610                2,391
                                     -----------------    -----------------    -----------------    -----------------
                                                 1,297               19,104                2,610                2,391

Investment Income from Plan's
   Interest in Master Trust                        981               42,085                4,647                  274

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                       252                6,932                  408                  305
   Administrative Expenses                        --                    178                 --                   --
                                     -----------------    -----------------    -----------------    -----------------
                                                   252                7,110                  408                  305
Transfers:
   Transfers Between Plans                         (20)                (684)                 (53)                 (65)
   Transfers Between Funds                         498                  189                7,515               (2,807)
   Loan Transfers To or From Plan                   (2)                  76                    4                   10
   Loans to Participants                          (303)              (7,251)                (823)                (497)
   Loan Repayments:
      Principal                                    290                5,594                  713                  542
      Interest                                      50                1,073                  130                   96
                                     -----------------    -----------------    -----------------    -----------------
                                                   513               (1,003)               7,486               (2,721)

                                     -----------------    -----------------    -----------------    -----------------
Increase(Decrease) in Assets During
   the Plan Year                                 2,539               53,076               14,335                 (361)

Net Assets at Beginning of Plan Year             4,293              142,403               10,864               16,756
                                     -----------------    -----------------    -----------------    -----------------

Net Assets at End of Plan Year       $           6,832    $         195,479    $          25,199    $          16,395
                                     =================    =================    =================    =================

(Dollars in Thousands)                       For the Plan Year Ended December 30, 1998
                                     -----------------------------------------------------------
                                                          Fund Information
                                     -----------------------------------------------------------
                                      International
                                           Stock              Company
                                          Equity               Stock               Loan
                                           Fund                 Fund                Fund
                                     -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                       $            --      $          18,575    $            --
      Employee                                     980                 --                   --
                                     -----------------    -----------------    -----------------
                                                   980               18,575                 --

Investment Income from Plan's
   Interest in Master Trust                       (257)             (30,418)               3,381

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                       153                6,736                 --
   Administrative Expenses                        --                   --                   --
                                     -----------------    -----------------    -----------------
                                                   153                6,736                 --
Transfers:
   Transfers Between Plans                         (46)                (445)                --
   Transfers Between Funds                      (1,200)              (5,043)                --
   Loan Transfers To or From Plan                    9                 --                   (188)
   Loans to Participants                          (210)                --                 20,741
   Loan Repayments:
      Principal                                    210                 --                (18,122)
      Interest                                      37                 --                 (3,380)
                                     -----------------    -----------------    -----------------
                                                (1,200)              (5,488)                (949)

                                     -----------------    -----------------    -----------------
Increase(Decrease) in Assets During
   the Plan Year                                  (630)             (24,067)               2,432

Net Assets at Beginning of Plan Year             5,436              159,572               36,657
                                     -----------------    -----------------    -----------------

Net Assets at End of Plan Year       $           4,806    $         135,505    $          39,089
                                     =================    =================    =================

        The accompanying notes are an integral part of these Statements

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                        December 31, 1997
                                  -------------------------------------------------------------------------------------------------
                                                                        Fund Information
                                                      -----------------------------------------------------------------------------
                                                                           Conservative           Moderate           Aggressive
                                                           Stable              Asset               Asset               Asset
                                                            Value            Allocation          Allocation          Allocation
                                        Total                Fund               Fund                Fund                Fund
                                  -----------------   -----------------   -----------------   -----------------   -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $         591,540   $         199,013   $           3,180   $          13,366   $           4,293
                                  =================   =================   =================   =================   =================

(Dollars in Thousands)                                           December 31, 1997
                                  -------------------------------------------------------------------------------------------------
                                                                 Fund Information
                                  -------------------------------------------------------------------------------------------------
                                      S&P 500              Large               Small            International
                                       Index           Capitalization      Capitalization           Stock             Company
                                    Stock Equity        Stock Equity        Stock Equity            Equity             Stock
                                        Fund                Fund                Fund                 Fund               Fund
                                  -----------------   -----------------   -----------------   -----------------   -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $         142,403   $          10,864   $          16,756   $           5,436   $         159,572
                                  =================   =================   =================   =================   =================

(Dollars in Thousands)            December 31, 1997
                                  -----------------
                                  Fund Information
                                  -----------------
                                       Loan
                                       Fund
                                  -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $          36,657
                                  =================

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                    For the Plan Year Ended December 31, 1997
                                     ---------------------------------------------------------------------------------
                                                                               Fund Information
                                                          ------------------------------------------------------------
                                                                                 Conservative           Moderate
                                                                Stable              Asset                Asset
                                                                Value             Allocation           Allocation
                                           Total                Fund                 Fund                 Fund
                                     -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                       $          17,322    $            --      $            --      $            --
      Employee                                  51,368               27,543                  409                2,513
                                     -----------------    -----------------    -----------------    -----------------
                                                68,690               27,543                  409                2,513

Investment Income from Plan's
   Interest in Master Trust                     83,600               11,781                  310                1,974

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                    26,060               14,543                  152                  502
   Administrative Expenses                         253                  170                 --                   --
                                     -----------------    -----------------    -----------------    -----------------
                                                26,313               14,713                  152                  502
Transfers:
   Transfers Between Plans                      14,751                9,851                   35                  410
   Transfers Between Funds                        --                (14,118)               1,424                1,173
   Loan Transfers To or From Plan                 --                   (648)                  (1)                 (15)
   Loans to Participants                          --                (11,438)                 (83)                (609)
   Loan Repayments:
      Principal                                   --                  9,197                   78                  430
      Interest                                    --                  1,850                   11                   72
                                     -----------------    -----------------    -----------------    -----------------
                                                14,751               (5,306)               1,464                1,461

                                     -----------------    -----------------    -----------------    -----------------
Increase in Assets During the Plan
   Year                                        140,728               19,305                2,031                5,446

Net Assets at Beginning of Plan
   Year                                        450,812              179,708                1,149                7,920
                                     -----------------    -----------------    -----------------    -----------------

Net Assets at End of Plan Year       $         591,540    $         199,013    $           3,180    $          13,366
                                     =================    =================    =================    =================

(Dollars in Thousands)                                  For the Plan Year Ended December 31, 1997
                                     ---------------------------------------------------------------------------------
                                                                    Fund Information
                                     ---------------------------------------------------------------------------------
                                         Aggressive             S&P 500             Large                Small
                                            Asset                Index          Capitalization      Capitalization
                                         Allocation          Stock Equity        Stock Equity        Stock Equity
                                            Fund                 Fund                Fund                 Fund
                                     -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                       $            --      $            --      $            --      $            --
      Employee                                     875               15,202                1,557                2,298
                                     -----------------    -----------------    -----------------    -----------------
                                                   875               15,202                1,557                2,298

Investment Income from Plan's
   Interest in Master Trust                        560               30,700                1,480                1,582

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                       136                3,917                  162                  371
   Administrative Expenses                        --                     79                 --                   --
                                     -----------------    -----------------    -----------------    -----------------
                                                   136                3,996                  162                  371
Transfers:
   Transfers Between Plans                          86                4,486                  145                  162
   Transfers Between Funds                         259               13,393                1,627                2,368
   Loan Transfers To or From Plan                   (8)                (195)                   1                    2
   Loans to Participants                          (172)              (5,817)                (479)                (616)
   Loan Repayments:
      Principal                                    184                3,781                  358                  532
      Interest                                      37                  794                   74                  100
                                     -----------------    -----------------    -----------------    -----------------
                                                   386               16,442                1,726                2,548

                                     -----------------    -----------------    -----------------    -----------------
Increase in Assets During the Plan
   Year                                          1,685               58,348                4,601                6,057

Net Assets at Beginning of Plan
   Year                                          2,608               84,055                6,263               10,699
                                     -----------------    -----------------    -----------------    -----------------

Net Assets at End of Plan Year       $           4,293    $         142,403    $          10,864    $          16,756
                                     =================    =================    =================    =================

(Dollars in Thousands)  For the Plan Year Ended December 31, 1997
                                     -----------------------------------------------------------
Fund Information
                                     -----------------------------------------------------------
                                      International
                                          Stock                Company
                                          Equity                Stock                 Loan
                                           Fund                  Fund                 Fund
                                     -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                       $            --      $          17,322    $            --
      Employee                                     971                 --                   --
                                     -----------------    -----------------    -----------------
                                                   971               17,322                 --

Investment Income from Plan's
   Interest in Master Trust                        309               31,931                2,973

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                       144                6,133                 --
   Administrative Expenses                        --                      4                 --
                                     -----------------    -----------------    -----------------
                                                   144                6,137                 --
Transfers:
   Transfers Between Plans                          38                 (462)                --
   Transfers Between Funds                         776               (6,902)                --
   Loan Transfers To or From Plan                    4                 --                    860
   Loans to Participants                          (222)                --                 19,436
   Loan Repayments:
      Principal                                    172                 --                (14,732)
      Interest                                      35                 --                 (2,973)
                                     -----------------    -----------------    -----------------
                                                   803               (7,364)               2,591

                                     -----------------    -----------------    -----------------
Increase in Assets During the Plan
   Year                                          1,939               35,752                5,564

Net Assets at Beginning of Plan
   Year                                          3,497              123,820               31,093
                                     -----------------    -----------------    -----------------

Net Assets at End of Plan Year       $           5,436    $         159,572    $          36,657
                                     =================    =================    =================

         The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective November 1, 1995.

     PLAN YEAR

     The Plan year ended December 30, 1998 represents the period of January 1, 1998 through December 30, 1998. The Plan year ended December 31, 1997 represents the period of January 1, 1997 through December 31, 1997. See
     Note 5 for further discussion of the Plan amendment which altered the Plan year.

     TRUST ASSETS

     Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 30, 1998 and December 31, 1997, the Company sponsored six savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 30, 1998 and December 31, 1997, the Plan's undivided interest in the master trust was 31.6% and 30.1%, respectively.

     ASSET VALUATION

     The majority of the assets of the Plan are valued at the fair market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

     INCOME RECOGNITION

     Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

     Dividend income is recorded on the ex-dividend date.

     Interest income is recorded as earned.

     Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

     CONCENTRATION OF CREDIT RISK

     The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2.   GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

     INCEPTION

     The Plan is a defined contribution plan which became effective July 1, 1984.

     ELIGIBILITY

     Certain bargaining unit employees of the Company are eligible to participate in the Plan after completing up to one year of continuous service depending upon hire date. At the end of the 1998 Plan year, approximately 19,600 employees (20,134 in 1997) of the Company were eligible with approximately 14,124 employees (14,220 in 1997) participating in the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

     During 1997, the assets of the majority of the participants of the Employee Savings Plan Without Matching Contribution for Bargaining Unit Employees were transferred to this Plan, pursuant to collective bargaining agreements which were negotiated in 1997. During 1998, the remaining assets were transferred to this Plan.

     VESTING

     Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

     CONTRIBUTIONS

     Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent up to the 15th of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th of the prior month. Employees may suspend their contributions at any time effective immediately.

     Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the Plan's other investment funds.

     The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

     The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $10,000 and $9,500 in 1998 and 1997, respectively. See Note 5 for further

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

     discussion of the Plan amendment which established a minimum contribution level. The calculation of the Company's matching contributions is not impacted by this amendment.

     INVESTMENTS

     The Trustee of the Plan maintains the following ten funds under the Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

     - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends.

     - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

     - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth.

     - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

     - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%.

     - Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1998, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $45.88 to $76.75 ($49.25 to $71.25 during 1997). The closing price per share was $50.44 at December 31, 1998 ($63.63 at December 31, 1997).

     PARTICIPANT ACCOUNTS

     A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and the Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

     Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which affects the value of the participants' accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

     PLAN WITHDRAWALS AND DISTRIBUTIONS

     Participants may withdraw vested amounts from their accounts if they:

     -    Attain the age of 59 1/2, or

     -    Qualify for a serious financial hardship.

     The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

     Participant vested amounts are payable upon retirement, death or other termination of employment.

     All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1998 and 1997, the Plan had forfeiture credits in the amounts of $49,313 and $131,607, respectively.

     LOAN INVESTMENT FUND

     Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1998 was 9.50%, which decreased throughout the year to 8.75% at December 1998. The interest rate at the beginning of 1997 was 9.25%, but was changed to 9.50% at the end of March 1997.

     Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

     EXPENSES

     Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

     Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

     TERMINATION PROVISIONS

     The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3.   RELATED PARTY TRANSACTIONS:

     The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

     The Company Stock Fund is designed primarily for investment in common stock of the Company.

4.   TAX STATUS OF PLAN:

     As described in Note 5 below, the Plan has been amended since receipt of the last determination letter dated December 16, 1997. On December 16, 1997, the IRS advised that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The Plan Administrator is in the process of applying for a new determination letter and does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5.   PLAN AMENDMENT:

     Effective January 1, 1998, the Plan year was amended to commence on December 31 of each year and end on the following December 30, with the exception of the 1998 Plan year which commenced on January 1, 1998 and ended on December 30, 1998. The amendment also permits the Company to establish a minimum contribution level for each Plan year. The minimum contribution level is first satisfied from employee contributions and the remainder is satisfied by employer contributions. In the event the minimum contribution level exceeds the sum of the employee contributions and employer matching contributions, the excess is allocated to the participants' accounts to the extent permitted. The remainder is held in a suspense account which is applied to reduce employer contributions in the following Plan

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1998 AND DECEMBER 31, 1997
================================================================================

     years. The calculation of the Company's matching contributions is not impacted by this amendment. See additional information in the Plan agreement.

6.   SUBSEQUENT EVENT:

     Effective January 1, 1999, the Plan was amended to allow employees to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. The Plan was also amended effective January 1, 1999 to permit employees, Plan participants, or former Plan participants to transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

7.   FINANCIAL DATA OF THE MASTER TRUST:

     See pages 13 through 16 of these financial statements which set forth the financial data of the master trust.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                               December 30, 1998
                                                     -------------------------------------------------------------------------------
                                                                                     Fund Information
                                                                          ----------------------------------------------------------
                                                                                                  Conservative         Moderate
                                                                                 Stable              Asset               Asset
                                                                                 Value             Allocation         Allocation
                                                             Total               Fund                 Fund               Fund
                                                      -----------------   -----------------    -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units               $          25,873   $            --      $          25,873   $            --
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units                    65,003                --                   --                65,003
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                          26,314                --                   --                  --
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                            595,064                --                   --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units              83,563                --                   --                  --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units             56,414                --                   --                  --
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                               21,876                --                   --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares              424,953                --                   --                  --
      Short-Term Investments                                     45,470              34,835                 --                  --
      Promissory Notes                                           85,997                --                   --                  --
                                                      -----------------   -----------------    -----------------   -----------------
                                                              1,430,527              34,835               25,873              65,003
                                                      -----------------   -----------------    -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                           687,488             687,488                 --                  --
                                                      -----------------   -----------------    -----------------   -----------------

      Receivables:
         Employee Contributions                                    --                  --                   --                  --
         Employer Contributions                                      54                --                   --                  --
         Transfers                                                 --                  (287)                --                  --
         Accrued Interest and Dividends                             940                 740                    2                  27
                                                      -----------------   -----------------    -----------------   -----------------
                                                                    994                 453                    2                  27
                                                      -----------------   -----------------    -----------------   -----------------
            Total Assets                                      2,119,009             722,776               25,875              65,030
                                                      -----------------   -----------------    -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                             57                  36                 --                  --
                                                      -----------------   -----------------    -----------------   -----------------
            Total Liabilities                                        57                  36                 --                  --
                                                      -----------------   -----------------    -----------------   -----------------

         Net Assets                                   $       2,118,952   $         722,740    $          25,875   $          65,030
                                                      =================   =================    =================   =================

(Dollars in Thousands)                                                             December 30, 1998
                                                      -----------------------------------------------------------------------------
                                                                                    Fund Information
                                                      -----------------------------------------------------------------------------
                                                         Aggressive           S&P 500               Large               Small
                                                            Asset               Index          Capitalization      Capitalization
                                                         Allocation         Stock Equity        Stock Equity        Stock Equity
                                                            Fund                Fund                Fund                Fund
                                                      -----------------   -----------------   -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units               $            --     $            --     $            --     $            --
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units                      --                  --                  --                  --
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                          26,314                --                  --                  --
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                               --               595,064                --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units                --                  --                83,563                --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units               --                  --                  --                56,414
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                                 --                  --                  --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares                 --                  --                  --                  --
      Short-Term Investments                                       --                  --                  --                  --
      Promissory Notes                                             --                  --                  --                  --
                                                      -----------------   -----------------   -----------------   -----------------
                                                                 26,314             595,064              83,563              56,414
                                                      -----------------   -----------------   -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                              --                  --                  --                  --
                                                      -----------------   -----------------   -----------------   -----------------

      Receivables:
         Employee Contributions                                    --                  --                  --                  --
         Employer Contributions                                    --                  --                  --                  --
         Transfers                                                 --                  --                  --                  --
         Accrued Interest and Dividends                              10                  47                  20                   4
                                                      -----------------   -----------------   -----------------   -----------------
                                                                     10                  47                  20                   4
                                                      -----------------   -----------------   -----------------   -----------------
            Total Assets                                         26,324             595,111              83,583              56,418
                                                      -----------------   -----------------   -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                           --                    19                --                  --
                                                      -----------------   -----------------   -----------------   -----------------
            Total Liabilities                                      --                    19                --                  --
                                                      -----------------   -----------------   -----------------   -----------------

         Net Assets                                   $          26,324   $         595,092   $          83,583   $          56,418
                                                      =================   =================   =================   =================

(Dollars in Thousands)                                                    December 30, 1998
                                                      ---------------------------------------------------------
                                                                           Fund Information
                                                      ---------------------------------------------------------
                                                        International
                                                            Stock              Company
                                                            Equity              Stock                Loan
                                                            Fund                Fund                 Fund
                                                      -----------------   -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units               $            --     $            --     $            --
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units                      --                  --                  --
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                            --                  --                  --
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                               --                  --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units                --                  --                  --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units               --                  --                  --
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                               21,876                --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares                 --               424,953                --
      Short-Term Investments                                       --                10,635                --
      Promissory Notes                                             --                  --                85,997
                                                      -----------------   -----------------   -----------------
                                                                 21,876             435,588              85,997
                                                      -----------------   -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                              --                  --                  --
                                                      -----------------   -----------------   -----------------

      Receivables:
         Employee Contributions                                    --                  --                  --
         Employer Contributions                                    --                    54                --
         Transfers                                                 --                  --                   287
         Accrued Interest and Dividends                               2                  81                   7
                                                      -----------------   -----------------   -----------------
                                                                      2                 135                 294
                                                      -----------------   -----------------   -----------------
            Total Assets                                         21,878             435,723              86,291
                                                      -----------------   -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                           --                     2                --
                                                      -----------------   -----------------   -----------------
            Total Liabilities                                      --                     2                --
                                                      -----------------   -----------------   -----------------

         Net Assets                                   $          21,878   $         435,721   $          86,291
                                                      =================   =================   =================

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                               December 31, 1997
                                                      ------------------------------------------------------------------------------
                                                                                               Fund Information
                                                                           ---------------------------------------------------------
                                                                                                 Conservative          Moderate
                                                                                Stable              Asset               Asset
                                                                                 Value            Allocation          Allocation
                                                             Total                Fund               Fund                Fund
                                                       -----------------   -----------------   -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                $          16,463   $            --     $          16,463   $            --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                     53,127                --                  --                53,127
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                           18,931                --                  --                  --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                             451,335                --                  --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units               42,456                --                  --                  --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units              62,657                --                  --                  --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                                25,608                --                  --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares               526,534                --                  --                  --
      Short-Term Investments                                      24,286              12,310                --                  --
      Promissory Notes                                            85,517                --                  --                  --
                                                       -----------------   -----------------   -----------------   -----------------
                                                               1,306,914              12,310              16,463              53,127
                                                       -----------------   -----------------   -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                            656,767             656,767                --                  --
                                                       -----------------   -----------------   -----------------   -----------------

      Receivables:
         Employee Contributions                                     --                  --                  --                  --
         Employer Contributions                                       12                --                  --                  --
         Transfers                                                  --                   723                 128                   5
         Accrued Interest and Dividends                            1,886               1,160                   3                  11
                                                       -----------------   -----------------   -----------------   -----------------
                                                                   1,898               1,883                 131                  16
                                                       -----------------   -----------------   -----------------   -----------------
            Total Assets                                       1,965,579             670,960              16,594              53,143
                                                       -----------------   -----------------   -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                             113                  72                --                  --
                                                       -----------------   -----------------   -----------------   -----------------
            Total Liabilities                                        113                  72                --                  --
                                                       -----------------   -----------------   -----------------   -----------------

         Net Assets                                    $       1,965,466   $         670,888   $          16,594   $          53,143
                                                       =================   =================   =================   =================

(Dollars in Thousands)                                                              December 31, 1997
                                                       ----------------------------------------------------------------------------
                                                                                     Fund Information
                                                       ----------------------------------------------------------------------------
                                                           Aggressive           S&P 500              Large               Small
                                                             Asset               Index          Capitalization      Capitalization
                                                           Allocation         Stock Equity       Stock Equity        Stock Equity
                                                              Fund                Fund               Fund                Fund
                                                       -----------------   -----------------   -----------------  -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                $            --     $            --     $            --    $            --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                       --                  --                  --                 --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                           18,931                --                  --                 --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                                --               451,335                --                 --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units                 --                  --                42,456               --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units                --                  --                  --               62,657
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                                  --                  --                  --                 --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares                  --                  --                  --                 --
      Short-Term Investments                                        --                  --                  --                 --
      Promissory Notes                                              --                  --                  --                 --
                                                       -----------------   -----------------   -----------------  -----------------
                                                                  18,931             451,335              42,456             62,657
                                                       -----------------   -----------------   -----------------  -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                               --                  --                  --                 --
                                                       -----------------   -----------------   -----------------  -----------------

      Receivables:
         Employee Contributions                                     --                  --                  --                 --
         Employer Contributions                                     --                  --                  --                 --
         Transfers                                                    (1)             (1,081)                 82                 97
         Accrued Interest and Dividends                                4                 535                   9                 12
                                                       -----------------   -----------------   -----------------  -----------------
                                                                       3                (546)                 91                109
                                                       -----------------   -----------------   -----------------  -----------------
            Total Assets                                          18,934             450,789              42,547             62,766
                                                       -----------------   -----------------   -----------------  -----------------

      Liabilities:
         Administrative Expenses Payable                            --                    41                --                 --
                                                       -----------------   -----------------   -----------------  -----------------
            Total Liabilities                                       --                    41                --                 --
                                                       -----------------   -----------------   -----------------  -----------------

         Net Assets                                    $          18,934   $         450,748   $          42,547  $          62,766
                                                       =================   =================   =================  =================

(Dollars in Thousands)                                                    December 31, 1997
                                                      -----------------------------------------------------------
                                                                           Fund Information
                                                      -----------------------------------------------------------
                                                        International
                                                            Stock               Company
                                                            Equity               Stock                 Loan
                                                             Fund                 Fund                 Fund
                                                      -----------------    -----------------    -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units               $            --      $            --      $            --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                      --                   --                   --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                            --                   --                   --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                               --                   --                   --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units                --                   --                   --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units               --                   --                   --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                               25,608                 --                   --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares                 --                526,534                 --
      Short-Term Investments                                       --                 11,976                 --
      Promissory Notes                                             --                   --                 85,517
                                                      -----------------    -----------------    -----------------
                                                                 25,608              538,510               85,517
                                                      -----------------    -----------------    -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                              --                   --                   --
                                                      -----------------    -----------------    -----------------

      Receivables:
         Employee Contributions                                    --                   --                   --
         Employer Contributions                                    --                     12                 --
         Transfers                                                 (260)                 (18)                 325
         Accrued Interest and Dividends                              (6)                 168                  (10)
                                                      -----------------    -----------------    -----------------
                                                                   (266)                 162                  315
                                                      -----------------    -----------------    -----------------
            Total Assets                                         25,342              538,672               85,832
                                                      -----------------    -----------------    -----------------

      Liabilities:
         Administrative Expenses Payable                           --                   --                   --
                                                      -----------------    -----------------    -----------------
            Total Liabilities                                      --                   --                   --
                                                      -----------------    -----------------    -----------------

         Net Assets                                   $          25,342    $         538,672    $          85,832
                                                      =================    =================    =================

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                         For the Plan Year Ended December 30, 1998
                                            -------------------------------------------------------------------------------
                                                                            Fund Information
                                                                -----------------------------------------------------------
                                                                                        Conservative          Moderate
                                                                     Stable                Asset                Asset
                                                                      Value             Allocation           Allocation
                                                  Total                Fund                Fund                 Fund
                                            -----------------   -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                              $          41,179   $             296    $            --      $            --
      Employee                                        127,675              57,837                1,690                6,746
                                            -----------------   -----------------    -----------------    -----------------
                                                      168,854              58,133                1,690                6,746

   Interest and Dividend Income                        63,486              43,675                    2                   27
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                   50,525                --                  2,837                9,261
                                            -----------------   -----------------    -----------------    -----------------
                                                      114,011              43,675                2,839                9,288
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                          127,891              67,110                1,104                3,146
   Administrative Expenses                              1,488                 911                 --                   --
                                            -----------------   -----------------    -----------------    -----------------
                                                      129,379              68,021                1,104                3,146
Transfers:
   Transfers Between Plans                               --                  --                   --                   --
   Transfers Between Funds                               --                12,142                5,859               (1,010)
   Loan Transfers To or From Plan                        --                  --                   --                   --
   Loans to Participants                                 --               (22,562)                (470)              (1,479)
   Loan Repayments:
      Principal                                          --                24,264                  406                1,272
      Interest                                           --                 4,221                   61                  216
                                            -----------------   -----------------    -----------------    -----------------
                                                         --                18,065                5,856               (1,001)

                                            -----------------   -----------------    -----------------    -----------------
Increase (Decrease) in Assets During
 Plan Year                                            153,486              51,852                9,281               11,887

Net Assets at Beginning of Plan Year                1,965,466             670,888               16,594               53,143
                                            -----------------   -----------------    -----------------    -----------------

Net Assets at End of Plan Year              $       2,118,952   $         722,740    $          25,875    $          65,030
                                            =================   =================    =================    =================

(Dollars in Thousands)                                        For the Plan Year Ended December 30, 1998
                                            ------------------------------------------------------------------------------------
                                                                          Fund Information
                                            ------------------------------------------------------------------------------------
                                                Aggressive             S&P 500             Large                 Small
                                                  Asset                 Index          Capitalization       Capitalization
                                                Allocation          Stock Equity        Stock Equity         Stock Equity
                                                   Fund                 Fund                Fund                 Fund
                                            -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                              $            --      $            --      $            --      $            --
      Employee                                          3,310               42,779                6,224                6,212
                                            -----------------    -----------------    -----------------    -----------------
                                                        3,310               42,779                6,224                6,212

   Interest and Dividend Income                            10                   47                   20                  803
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                    3,949              129,561               16,582                 (476)
                                            -----------------    -----------------    -----------------    -----------------
                                                        3,959              129,608               16,602                  327
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                            1,056               24,280                1,868                2,044
   Administrative Expenses                               --                    577                 --                   --
                                            -----------------    -----------------    -----------------    -----------------
                                                        1,056               24,857                1,868                2,044
Transfers:
   Transfers Between Plans                               --                   --                   --                   --
   Transfers Between Funds                              1,036               (3,564)              19,945              (11,347)
   Loan Transfers To or From Plan                        --                   --                   --                   --
   Loans to Participants                                 (759)             (15,509)              (1,864)              (1,260)
   Loan Repayments:
      Principal                                           775               13,463                1,699                1,509
      Interest                                            125                2,424                  298                  255
                                            -----------------    -----------------    -----------------    -----------------
                                                        1,177               (3,186)              20,078              (10,843)

                                            -----------------    -----------------    -----------------    -----------------
Increase (Decrease) in Assets During
 Plan Year                                              7,390              144,344               41,036               (6,348)

Net Assets at Beginning of Plan Year                   18,934              450,748               42,547               62,766
                                            -----------------    -----------------    -----------------    -----------------

Net Assets at End of Plan Year              $          26,324    $         595,092    $          83,583    $          56,418
                                            =================    =================    =================    =================

(Dollars in Thousands)                               For the Plan Year Ended December 30, 1998
                                            ------------------------------------------------------------
                                                                  Fund Information
                                            ------------------------------------------------------------
                                              International
                                                  Stock               Company
                                                  Equity                Stock                Loan
                                                   Fund                 Fund                 Fund
                                             -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                               $            --      $          40,883    $            --
      Employee                                           2,877                 --                   --
                                             -----------------    -----------------    -----------------
                                                         2,877               40,883                 --

   Interest and Dividend Income                            614               10,594                7,694
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                    (2,001)            (109,188)                --
                                             -----------------    -----------------    -----------------
                                                        (1,387)             (98,594)               7,694
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                             1,083               26,200                 --
   Administrative Expenses                                --                   --                   --
                                             -----------------    -----------------    -----------------
                                                         1,083               26,200                 --
Transfers:
   Transfers Between Plans                                --                   --                   --
   Transfers Between Funds                              (4,021)             (19,040)                --
   Loan Transfers To or From Plan                         --                   --                   --
   Loans to Participants                                  (512)                --                 44,415
   Loan Repayments:
      Principal                                            570                 --                (43,958)
      Interest                                              92                 --                 (7,692)
                                             -----------------    -----------------    -----------------
                                                        (3,871)             (19,040)              (7,235)

                                             -----------------    -----------------    -----------------
Increase (Decrease) in Assets During
 Plan Year                                             (3,464)            (102,951)                 459

Net Assets at Beginning of Plan Year                    25,342              538,672               85,832
                                             -----------------    -----------------    -----------------

Net Assets at End of Plan Year               $          21,878    $         435,721    $          86,291
                                             =================    =================    =================

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                     For the Plan Year Ended December 31, 1997
                                       --------------------------------------------------------------------------------
                                                                              Fund Information
                                                             ----------------------------------------------------------
                                                                                   Conservative            Moderate
                                                                  Stable               Asset                 Asset
                                                                   Value            Allocation            Allocation
                                             Total                 Fund                Fund                  Fund
                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                         $          38,672    $             350    $            --      $            --
      Employee                                   117,000               61,243                1,027                5,376
                                       -----------------    -----------------    -----------------    -----------------
                                                 155,672               61,593                1,027                5,376

   Interest and Dividend Income                   71,550               42,776                   (9)                 (47
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets             217,853                 --                  1,776                8,390
                                       -----------------    -----------------    -----------------    -----------------
                                                 289,403               42,776                1,767                8,343
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                     104,377               55,553                  624                2,118
   Administrative Expenses                           595                  410                 --                   --
                                       -----------------    -----------------    -----------------    -----------------
                                                 104,972               55,963                  624                2,118
Transfers:
   Transfers Between Plans                          --                   --                   --                   --
   Transfers Between Funds                          --                (48,549)               6,977                6,446
   Loan Transfers To or From Plan                   --                   --                   --                   --
   Loans to Participants                            --                (25,459)                (212)              (1,264
   Loan Repayments:
      Principal                                     --                 24,568                  244                1,114
      Interest                                      --                  4,524                   43                  188
                                       -----------------    -----------------    -----------------    -----------------
                                                    --                (44,916)               7,052                6,484

                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets During Plan Year              340,103                3,490                9,222               18,085

Net Assets at Beginning of Plan Year           1,625,363              667,398                7,372               35,058
                                       -----------------    -----------------    -----------------    -----------------

Net Assets at End of Plan Year         $       1,965,466    $         670,888    $          16,594    $          53,143
                                       =================    =================    =================    =================

(Dollars in Thousands)                                   For the Plan Year Ended December 31, 1997
                                       --------------------------------------------------------------------------------
                                                                     Fund Information
                                       --------------------------------------------------------------------------------
                                           Aggressive            S&P 500                Large               Small
                                              Asset               Index            Capitalization       Capitalization
                                           Allocation          Stock Equity         Stock Equity         Stock Equity
                                              Fund                 Fund                 Fund                 Fund
                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                         $            --      $            --      $            --      $            --
      Employee                                     2,270               34,307                4,097                5,915
                                       -----------------    -----------------    -----------------    -----------------
                                                   2,270               34,307                4,097                5,915

   Interest and Dividend Income                      (17)                  13                8,601                2,641
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets               2,641              101,723               (2,607)               3,719
                                       -----------------    -----------------    -----------------    -----------------
                                                   2,624              101,736                5,994                6,360
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                         702               16,633                  803                1,686
   Administrative Expenses                          --                    173                 --                   --
                                       -----------------    -----------------    -----------------    -----------------
                                                     702               16,806                  803                1,686
Transfers:
   Transfers Between Plans                          --                   --                   --                   --
   Transfers Between Funds                         1,813               42,872                7,741                6,469
   Loan Transfers To or From Plan                   --                   --                   --                   --
   Loans to Participants                            (491)             (13,612)              (1,256)              (1,666
   Loan Repayments:
      Principal                                      574               10,384                  972                1,391
      Interest                                       100                1,967                  192                  269
                                       -----------------    -----------------    -----------------    -----------------
                                                   1,996               41,611                7,649                6,463

                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets During Plan Year                6,188              160,848               16,937               17,052

Net Assets at Beginning of Plan Year              12,746              289,900               25,610               45,714
                                       -----------------    -----------------    -----------------    -----------------

Net Assets at End of Plan Year         $          18,934    $         450,748    $          42,547    $          62,766
                                       =================    =================    =================    =================

(Dollars in Thousands)                             For the Plan Year Ended December 31, 1997
                                          -----------------------------------------------------------
                                                               Fund Information
                                          -----------------------------------------------------------
                                            International
                                                Stock               Company
                                               Equity                Stock                 Loan
                                                Fund                  Fund                 Fund
                                          -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                            $            --      $          38,322    $            --
      Employee                                        2,765                 --                   --
                                          -----------------    -----------------    -----------------
                                                      2,765               38,322                 --

   Interest and Dividend Income                         762                9,577                7,253
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                    531              101,680                 --
                                          -----------------    -----------------    -----------------
                                                      1,293              111,257                7,253
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                            568               25,690                 --
   Administrative Expenses                             --                     12                 --
                                          -----------------    -----------------    -----------------
                                                        568               25,702                 --
Transfers:
   Transfers Between Plans                             --                   --                   --
   Transfers Between Funds                            4,792              (28,561)                --
   Loan Transfers To or From Plan                      --                   --                   --
   Loans to Participants                               (565)                --                 44,525
   Loan Repayments:
      Principal                                         501                 --                (39,748)
      Interest                                           89                 --                 (7,372)
                                          -----------------    -----------------    -----------------
                                                      4,817              (28,561)              (2,595)

                                          -----------------    -----------------    -----------------
Increase in Assets During Plan Year                   8,307               95,316                4,658

Net Assets at Beginning of Plan Year                 17,035              443,356               81,174
                                          -----------------    -----------------    -----------------

Net Assets at End of Plan Year            $          25,342    $         538,672    $          85,832
                                          =================    =================    =================

                                      -16-